SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

Riskified Ltd.

(Name of Issuer)

Class A Ordinary Shares, no par value

(Title of Class of Securities)

M8216R109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This is the CUSIP number for the Class A ordinary shares. The number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of the Issuer’s Class B ordinary shares. However, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP number.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216R109	13G	Page 2 of 14 Pages

1.	Names of Reporting Persons Qumra Capital I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 6,431,211 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,431,211 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,431,211 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9% (3) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 2,143,737 Class A ordinary shares and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by the Reporting Person.
(2)	These 6,431,211 ordinary shares include 4,287,474 Class B ordinary shares that are entitled to ten votes each (as well as 2,143,737 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.7%.

CUSIP No. M8216R109	13G	Page 3 of 14 Pages

1.	Names of Reporting Persons Qumra Capital I Continuation Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 3,858,750 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,858,750 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,858,750 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (3) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 1,286,250 Class A ordinary shares and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by the Reporting Person.
(2)	These 3,858,750 ordinary shares include 2,572,500 Class B ordinary shares that are entitled to ten votes each (as well as 1,286,250 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 2.8%.

CUSIP No. M8216R109	13G	Page 4 of 14 Pages

1.	Names of Reporting Persons Qumra Capital GP I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,289,961 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,289,961 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,289,961 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of an aggregate of (i) 3,429,987 Class A ordinary shares and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, that are held by Qumra Capital I, L.P. and Qumra Capital I Continuation Fund, L.P.
(2)	These 10,289,961 ordinary shares include 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 7.5%.

CUSIP No. M8216R109	13G	Page 5 of 14 Pages

1.	Names of Reporting Persons Qumra Capital Israel I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,289,961 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,289,961 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,289,961 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of an aggregate of (i) 3,429,987 Class A ordinary shares and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, that are held by Qumra Capital I, L.P. and Qumra Capital I Continuation Fund, L.P.
(2)	These 10,289,961 ordinary shares include 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 7.5%.

CUSIP No. M8216R109	13G	Page 6 of 14 Pages

1.	Names of Reporting Persons Erez Shachar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,289,961 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,289,961 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,289,961 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3) (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of an aggregate of (i) 3,429,987 Class A ordinary shares and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, that are held by Qumra Capital I, L.P. and Qumra Capital I Continuation Fund, L.P.

(2)	These 10,289,961 ordinary shares include 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 7.5%.

CUSIP No. M8216R109	13G	Page 7 of 14 Pages

1.	Names of Reporting Persons Boaz Dinte
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,289,961 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,289,961 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,289,961 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3) (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of an aggregate of (i) 3,429,987 Class A ordinary shares and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of outstanding Class B ordinary shares, that are held by Qumra Capital I, L.P. and Qumra Capital I Continuation Fund, L.P.
(2)	These 10,289,961 ordinary shares include 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).
(3)	The percentage of class is based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.
(4)	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to five votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 8.6%.

CUSIP No. M8216R109	13G	Page 8 of 14 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Riskified Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 30 Kalischer Street, Tel Aviv 6525724, Israel.

Item 2(a). Name of Person Filing:

The following entities and individuals, listed in (i)-(vi) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”. The two individuals whose names appear in (v)-(vi) below, who are among the Reporting Persons, are also separately referred to collectively as the “Reporting Individuals”:

(i)	Qumra Capital I, L.P. (“Qumra Capital LP”)

(ii)	Qumra Capital I Continuation Fund, L.P. (“Qumra Continuation LP”)

(iii)	Qumra Capital GP I, L.P. (“Qumra Capital GP”)

(iv)	Qumra Capital Israel I Ltd. (“Qumra Capital GP GP”)

(v)	Erez Shachar

(vi)	Boaz Dinte

Qumra Capital GP serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP, each of which holds the ordinary shares reported in this Statement. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Each of the Reporting Individuals holds indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, they possess ultimate shared voting and investment authority with respect to all Class A ordinary shares of the Issuer that are beneficially owned by the Reporting Persons.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Qumra Capital, 4 Haneviim St., Tel Aviv, Israel.

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Qumra Capital LP— Cayman Islands

(ii)	Qumra Continuation LP— Cayman Islands

(iii)	Qumra Capital GP— Cayman Islands

(iv)	Qumra Capital GP GP— Israel

(v)	Each Reporting Individual— Israel

CUSIP No. M8216R109	13G	Page 9 of 14 Pages

Item 2(d). Title of Class of Securities:

This Statement relates to the Class A ordinary shares, no par value per share, of the Issuer (“Class A ordinary shares”), which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Issuer’s Class B ordinary shares, no par value per share (“Class B ordinary shares”) are not registered under the Exchange Act, this Statement treats the Class B ordinary shares as part of one class together with the Class A ordinary shares, since Class B ordinary shares (i) generally possess the same rights as the Class A ordinary shares (except that Class B ordinary shares are entitled to ten votes per share, whereas Class A ordinary shares are entitled to one vote per share) and (ii) generally automatically convert into Class A ordinary shares on a one-for-one basis upon transfer.

.

Item 2(e). CUSIP Number:

The CUSIP number of the Class A ordinary shares is M8216R109.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

CUSIP No. M8216R109	13G	Page 10 of 14 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Qumra Capital LP

(a)	Amount beneficially owned: 6,431,211 (consisting of (i) 2,143,737 Class A ordinary shares and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares)

(b)	Percent of class: 3.9%*

*	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by Qumra Capital LP is 4.7%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,431,211**

Includes 4,287,474 Class B ordinary shares that are entitled to ten votes each (as well as 2,143,737 Class A ordinary shares entitled to one vote each), so the voting power possessed by Qumra Capital LP is proportionately greater.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 6,431,211

(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Qumra Continuation LP

(a)	Amount beneficially owned: 3,858,750

(b)	Percent of class: 2.4%*

*	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by Qumra Continuation LP is 4.7%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,858,750**

Includes 2,572,500 Class B ordinary shares that are entitled to ten votes each (as well as 1,286,250 Class A ordinary shares entitled to one vote each), so the voting power possessed by Qumra Continuation LP is proportionately greater.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 3,858,750

(iv)	Shared power to dispose of or to direct the disposition of: 0

CUSIP No. M8216R109	13G	Page 11 of 14 Pages

III.	Qumra Capital GP

(a)	Amount beneficially owned: 10,289,961

(b)	Percent of class: 6.3%*

*	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by Qumra Capital GP is 7.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,289,961**

Includes 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by Qumra Capital GP is proportionately greater.

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 0

IV.	Qumra Capital GP GP

(a)	Amount beneficially owned: 10,289,961

(b)	Percent of class: 6.3%*

*	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by Qumra Capital GP GP is 7.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,289,961**

CUSIP No. M8216R109	13G	Page 12 of 14 Pages

Includes 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by Qumra Capital GP GP is proportionately greater.

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 0

V.	Each Reporting Individual

(a)	Amount beneficially owned: 10,289,961

(b)	Percent of class: 6.3%*

*	This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by each Reporting Individual is 7.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,289,961**

Includes 6,859,974 Class B ordinary shares that are entitled to ten votes each (as well as 3,429,987 Class A ordinary shares entitled to one vote each), so the voting power possessed by each Reporting Individual is proportionately greater.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. M8216R109	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMRA CAPITAL I, L.P.

By:	Qumra Capital GP I, L.P., its General Partner

	By:	Qumra Capital Israel I Ltd., its General Partner

		By:	/s/ Erez Shachar
			Name:	Erez Shachar
			Title:	Managing Partner

QUMRA CAPITAL I CONTINUATION FUND, L.P.

By:	Qumra Capital GP I, L.P., its General Partner

	By:	Qumra Capital Israel I Ltd., its General Partner

		By:	/s/ Erez Shachar
			Name:	Erez Shachar
			Title:	Managing Partner

QUMRA CAPITAL GP I, L.P.

	By:	Qumra Capital Israel I Ltd., its General Partner

		By:	/s/ Erez Shachar
			Name:	Erez Shachar
			Title:	Managing Partner

Qumra Capital Israel I Ltd.

	By:	/s/ Erez Shachar
		Name:	Erez Shachar
		Title:	Managing Partner

/s/ Erez Shachar
EREZ SHACHAR

/s/ Boaz Dinte
BOAZ DINTE

Dated: February 14, 2022

CUSIP No. M8216R109	13G	Page 14 of 14 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)